Exhibit 99.1

Acquisition of GE Capital Aviation Services by
AerCap Holdings NV

Company Participants

●	Joseph McGinley, Head of Investor Relations
●	Aengus Kelly, Chief Executive Officer and Executive Director
●	Peter Juhas, Chief Financial Officer

Other Participants

●	Jamie Baker, Analyst
●	Mark Streeter, Analyst
●	Helane Becker, Analyst
●	Moshe Orenbuch, Analyst
●	Mark DeVries, Analyst
●	Ross Harvey, Analyst
●	Ronald J. Epstein, Analyst
●	Catherine O’Brien, Analyst
●	Koosh Patel, Analyst
●	Andrew Lobbenberg, Analyst
●	Vincent Caintic, Analyst
●	Doug Runte, Analyst

Presentation

Operator

Good day and welcome to the AerCap Investor Update. Today’s conference is being recorded and a transcript will be available following the call on the company’s website.

At this time, I would like to turn the conference over to Joseph McGinley, Head of Investor Relations. Please go ahead, sir.

Joseph McGinley, Head of Investor Relations

Thank you, operator, and hello, everyone. Welcome to our Investor Update conference call.

With me today is our Chief Executive Officer, Aengus Kelly; and our Chief Financial Officer, Pete Juhas.

Before we begin today’s call, I would like to remind you that some statements made during this conference call, which are not historical facts, may be forward-looking statements. Forward-looking statements involve risks and uncertainties that may cause actual results or events to differ materially from those expressed or implied in such statements. AerCap undertakes no obligation, other than that imposed by law to publicly update or revise any forward-looking statements to reflect future events, information, or circumstances that arise after this call. A copy of the press release and conference call presentation are available on our website at aercap.com. This call is open to the public and is being webcast simultaneously at aercap.com, and will be archived for replay. We will shortly run through our presentation, and will allow time at the end for Q&A. As a reminder, I would like analysts to limit themselves to one question and one follow-up.

I will now turn the call over to Aengus Kelly.

Aengus Kelly, Chief Executive Officer and Executive Director

Good morning, everyone, and thank you for joining us today on this important call. Today AerCap entered into a definitive agreement with General Electric under which AerCap will acquire 100% of GECAS. For consideration of 111.5 million AerCap shares, $24 billion of cash and $1 billion of AerCap notes. Post transaction, General Electric will own 46% of AerCap’s shares.

As part of this transaction, Citibank and Goldman Sachs have provided a $24 billion committed debt facility, and we will maintain our investment grade ratings with all three rating agencies. The transaction is subject to customary closing conditions, which we expect to complete in the fourth quarter of this year.

So turning to Slide 4, why are we entering into this transaction now? We believe this is a great opportunity for AerCap and its investors. We are buying the right business at the right time for the right price, and teaming up with a great partner in General Electric. This transaction creates an industry leader across all areas of aviation leasing, aircraft, engines and helicopters. While aircraft leasing will be by far the largest component, the added diversity of revenue streams and customer touch points from the new business units will benefit the whole.

The combined company will be better able to service customers through a broader product offering and large scale fleet solutions. Our fleets and customer bases are highly complementary. Adding GECAS’s predominantly narrow-body fleet and order book to our own creates a strong strategic fit. Together, we will have 56% new technology aircraft, one of the highest in the industry. And this is expected to grow to 75% by 2024.

This deal, however, is not about scale or getting bigger for the sake of it. It has to make sense financially. On that front, I am in no doubt that the valuation that we achieved will underpin attractive returns to our investors for years to come. It will position AerCap for significant revenue, cash flow and earnings growth. These stronger cash flows will enhance many of AerCap’s key credit metrics. And as I said, we will maintain our investment grade ratings in connection with this transaction.

You have all heard me saying many times before that balance sheet comes first. And it has been this consistent focus on a strong balance sheet and a conservative capital structure for many years that has put a AerCap in a position to execute this deal. Over time as the evidence of our stronger cash generation and customer diversification comes through, I believe we are well positioned to make further progress towards being even higher rated by all three rating agencies.

Finally, when we make capital allocation decisions, the only decision that matters is what is in the best long-term interest of our investors, whether that is buying back stock, buying aircraft or buying companies. This transaction is now the fourth aircraft leasing business that AerCap has agreed to purchase at a discount to book value, and indeed, we are the only company to have done so in the industry. And as I said, we have done it four times. Buying the right assets is important, but doing so at the right price even more so.

On Slide 5, we show the complementary fleets of AerCap and GECAS which comprise 56% new technology aircraft. These include the Airbus A320neo and A350, the Boeing 737 MAX and 787. Given our exclusively new technology order book, we expect this to increase to 75% by 2024. As GECAS had a predominantly narrow-body focus, the combined company will comprise nearly 60% narrow bodies by value, growing to two-thirds by 2024. The average age of the fleet is 6.9 years with 7.1 year average remaining lease term, consistent with AerCap’s current portfolio and providing stability of returns.

On the engine side, we are acquiring the world’s premier engine leasing business, consisting of GECAS’ own engine leasing business and its joint venture engine leasing business named SES, Shannon Engine Support, which combined owned or managed over 900 of the most in demand engines in the world. The vast majority are CFM56 and CFM LEAP engines produced by GE and CFM. These engines power the most popular aircraft in the world, the Airbus A320neo family of aircraft and the Boeing 737 family of aircraft. This business is expected to be around 5% of assets, but it has much more than that in terms of relationships, expertise and product offerings.

We are also acquiring more than 300 helicopters, the youngest and largest fleet in the industry. This segment has historically had a strong reliance on the oil and gas sector, which have been under pressure. But with oil prices gathering momentum, the macro outlook for oil and gas is more positive than it has been for quite some time. As we will mark that business down, we expected to make up only 5% of our assets on completion. Bring it all together, this industry-leading portfolio acquired at an attractive purchase price will improve lease yields and returns going forward and underpin AerCap’s continued credit strength.

Moving to Slide 6. As I mentioned earlier, this is the fourth time AerCap has bought another leasing company at a discount to book value. And as you can see from the slide, this behavior dates back to 2005 when we acquired debis AirFinance, followed by Genesis Lease in 2009 and ILFC in 2014. This shows that we have the capability and experience to transact at scale and integrate businesses successfully. This will be no different.

When looking at the discount to book value that we are paying for GECAS, it is important to note that not all book values are created equal. One of the key reasons, we found this portfolio particularly attractive is that GECAS grew the business organically over time and at scale, not through overpriced M&A. For example, if we were buying an aircraft leasing company that had paid 1.3 times book value for another company as part of its evolution, then the book equity of that aircraft leasing business is already at a premium to cost. As I said, GECAS has not done this and we are purchasing it at a discount. This will result in lower starting book values and speaks to the disciplined decision making exhibited by the GECAS leadership team.

In closing, it is clear that we have bought the right business at the right time for the right price. And critically, we are teaming up with the right partners.

I’ll now hand the call over to Pete, who will give more details.

Peter Juhas, Chief Financial Officer

Thanks, Gus. Good morning, everyone. This transaction will enhance a number of AerCap’s key credit metrics. The combined company will have a broader revenue base, greater customer diversification and a larger base of unencumbered assets. We expect that the combined business will generate around $7 billion of revenue, and around $5 billion of operating cash flow, annually. We expect that the strong cash flows of the business will lead to higher FFO to debt coverage and higher interest coverage.

The top 10 customers are expected to be around 30% of net book value compared to around 40% today for AerCap, so that’s also a credit positive. We plan to fund this transaction primarily with unsecured debt, so we expect that our secured debt will be less than 20% of our total assets compared to around 26% today. And importantly, we’re keeping our leverage and liquidity targets unchanged from their current levels.

As Gus said, we’ll continue to put our balance sheet first, and maintain a conservative capital structure with a large amount of liquidity. That means at closing, we’ll continue to target 1.5 times sources-to-uses liquidity coverage, which we plan to bring that down over time to our long-term target of 1.2 times. And we’ll continue to maintain our target debt-to-equity ratio of 2.7 times.

We expect the closing of the transaction to be at around -- to be at 3 times debt-to-equity, and given the strong cash flow and earnings generation power of the combined AerCap and GECAS businesses, we expect to return to that target rapidly post closing. We’re confident that this transaction is credit positive for AerCap, because it will strengthen the underlying performance of the company far out into the future. As we’ve always said, our goal is to create long-term value for all of our investors and that’s what we’re doing today, with the acquisition of GECAS.

In terms of timing, we’re planning to hold our Annual General Meeting in May for the shareholders to approve the transaction. Transaction is also subject to certain regulatory approvals, which we expect to be completed by the fourth quarter. So our target is to have all closing conditions satisfied and to close the transaction in the fourth quarter of this year.

And with that operator, we’ll open up the call for Q&A.

Questions And Answers

Operator

Thank you. (Operator Instructions) We will now take our first question from Jamie Baker from J.P. Morgan. Please go ahead. Your line is open.

Jamie Baker, Analyst

Hey, good afternoon, everybody, and congratulations, guys. Can you discuss the $3 billion write down, your comfort with the overall book value that you’re buying, and after the adjustment is made what you calculated the discount to book?

Aengus Kelly, Chief Executive Officer and Executive Director

Yeah, I mean, look what we’re paying for the business is as you see there, the $25 billion of cash effectively, and then the 111 million shares.

Peter Juhas, Chief Financial Officer

Yeah. And Jamie, it’s Pete.

Jamie Baker, Analyst

Hi, Peter.

Peter Juhas, Chief Financial Officer

So as we look at it, the net asset value of GECAS is between $34 billion and $35 billion. So you can do the calculation there.

Jamie Baker, Analyst

Okay. And then curious how did the helicopter and engine negotiations involved. I mean, did you want those lines at business or did you simply have to take them?

Aengus Kelly, Chief Executive Officer and Executive Director

The engine business, Jamie, as we would say, the premier engine business in the world. And you can see that in terms of its size, its reach, the quality of the portfolio, and there is a great team of people that have been running us. So that’s a highly attractive part of the overall book of business.

On the helicopter side, what we saw there, as I said, Jamie, is over the last six years, the outlook for oil and gas has changed quite a bit. On the supply side of that business, it’s contracted significantly the two OEMs, Sikorsky and Airbus. We stopped producing heavy helicopters and we have a team in there that really turned around the business and we’re marking it down to a pretty low level as well.

So when you put all those things together, the whole thing, we’re very excited about the combination of the three business units. And in fairness as well, it has to be said that the aircraft business is 91% of the total.

Jamie Baker, Analyst

Sure. Now, that makes sense. I’m here with my colleague, Mark, who I think has -- Mark Streeter, who has follow-up as well.

Mark Streeter, Analyst

Just one quick question, gentlemen. Gus, you in the past had said, you talked about how AerCap was big enough doing the transaction a day and so forth. So the question now is, is this too big, or has your view changed, because the percentage of the business that has been leased right now going from 40%, 45% up to 55% going forward. Does that unlock some added benefits to the scale here? Curious for your comments on that?

Aengus Kelly, Chief Executive Officer and Executive Director

Yeah, I think the market is much bigger now, and then when I said that as well, Mark. And what’s important to note is that if you wind back the clock seven years ago to when we bought ILFC, the total number of aircraft we had at that time on the books was 1,500 odd airplanes plus, and you know we have a lot less aircraft on the books now, but a bigger balance sheet. And in the last five years alone, AerCap has leased a 1,000 airplanes. So when we looked at it, we said okay, looking at the capability, the platform, the size, the market has grown and where we appear to be in the cycle, and very importantly to the depth of the funding market coming out of this straight away at investment grade and looking to improve that further, we thought this is the right thing to do.

Mark Streeter, Analyst

Great. Thank you.

Operator

We will now move to our next question from Helane Becker from Cowen. Please go ahead. Your line is open.

Helane Becker, Analyst

Thanks very much, operator. Hey, everybody. Thanks for the time. When you guys did ILFC, you guys roundup selling about $1 billion worth of aircraft a year for four or five years. Should we think the same thing will occur here as you kind of work through some of the older GE aircraft?

Aengus Kelly, Chief Executive Officer and Executive Director

Well, Helane, I think we had guided -- we’ve always guided towards $1 billion of sales, in reality we’ve done more than that. I do think it is worth noting here that the combined aircraft trading platforms of GECAS and AerCap are the best in the business. Between those two teams, they’ve done over $20 billion of aircraft sales in the last four years, and they’ve done them at very attractive prices. And now as we believe that we -- we can see the beginnings of the recovery in the aircraft cycle, this company is extremely well positioned between the talent that it has between the two companies and the prices that we have on these aircraft to take advantage of the cycle as it moves on.

Helane Becker, Analyst

Okay. That’s very helpful. And then my follow-up question is have you talked to any of your larger customers. I think I saw an article that you don’t have very many customers in common. So, a, do you? Is that article right? And then, b, have you talked to any of your larger customers about this? And has anybody expressed concern that you’re too big?

Aengus Kelly, Chief Executive Officer and Executive Director

Well, to start with the last question, the answer is no. And while there is a lot of commonality of customers, what we don’t have, Helane, is many customers where we both have large concentrations.

Helane Becker, Analyst

Got you. Okay, that’s very helpful. Thank you very much. That was very helpful.

Aengus Kelly, Chief Executive Officer and Executive Director

So -- and as I said, one of the attractions was the very complementary fleet and the customer basis.

Helane Becker, Analyst

Got you. Okay. Thanks for your help.

Operator

We will now move to our next question from Moshe Orenbuch from Credit Suisse. Please go ahead. Your line is open.

Moshe Orenbuch, Analyst

Great. Thanks and congratulations for the fourth time. What -- I guess, Gus, could you kind of discuss that how you think about this versus the way you were kind of a steady as she goes up operation where you would be investing in planes and buying back stock in this environment, like how do you think about the opportunities for this transaction versus that, because the question we’re getting is obviously 111 million shares, a lot of shares at this price, but how do you think about that -- those opportunities?

Peter Juhas, Chief Financial Officer

Sure. Well, look, buying back shares is obviously at the margin. This opportunity presents a unique generational chance to move the business forward and to generate long-term returns for many years to come that would never ever be possible by buying back stock. We have a playbook for this, that we did before. It’s almost identical, but it is identical in structure. We did the same with AIG. They took the same number of shares as General Electric is taking, and we’re very excited about it. We don’t believe there’s any opportunity out there that could provide the enhanced returns that this will between all the different aspects that we mentioned.

Moshe Orenbuch, Analyst

Okay. Thanks. And for Pete, could you talk a little bit about how you think about the plans to effect financing to bring down the bridge loan, and like, are you planning, you mentioned the unencumbered assets, like could you just talk a little bit about what that plan might look like and how to think about the interest costs intermediate and longer term? Thanks.

Peter Juhas, Chief Financial Officer

Sure, Moshe. So we will look to do the takeout financing prior to closing. And when we do that, I expect that will be primarily or predominantly unsecured bonds. So it will be across a range of tenors spread out over many years, probably do both the U.S. and euro debt, I expect. And then we would have a small amount of secured and a small amount of hybrids as well. So we’re going to do this across a broad -- a number of different sources. And I think that’s the way we will get the best execution for that.

And look, obviously, we’ve seen the most recent deal that we did, which was our lowest bond deal ever. And so we think there is tremendous support in the bond markets for AerCap. We’ve seen a lot of confidence even throughout the worst times of the pandemic. We saw the bond market there for us, and obviously that’s improved significantly. So as we look out, we’re confident in that financing and we think it’s a very attractive time to be doing this.

Moshe Orenbuch, Analyst

Okay. Thank you.

Peter Juhas, Chief Financial Officer

Sure.

Operator

We’ll now move to our next question from Mark DeVries from Barclays. Please go ahead. Your line is open.

Mark DeVries, Analyst

Yeah. Thank you. Pete, I was hoping you could help fill in some of the blanks around the ultimate EPS accretion here. I got the revenue number that you laid out. Is there any other color you can get us on expenses or anything else to help us dimension the potential earnings accretion?

Peter Juhas, Chief Financial Officer

Well, in general, Mark, I mean, we think this is going to be very accretive for us over many years to come, right, both on an earnings basis and on an EPS basis. I mean, frankly, we wouldn’t be doing it, if that weren’t the case. I think on the -- you know, as you look at sort of the -- some of the synergies here, really we look at the synergies in terms of what we’re going to be able to do for our customers. Really that’s the area of synergy that we think is most relevant. As you know on the cost side for these businesses, those are material, right, it’s -- so that’s not where you see the benefit. You see the benefit in combining the fleets, combining the platforms, combining the ability to sell aircraft, all of those things, that’s where we see the real benefits coming through.

Mark DeVries, Analyst

Okay. Got it. And could you discuss how you decided the right amount of shares issue, I mean I get that you guys want to preserve the IG rating, but you know with the ILFC deal, I think you levered up more. How did you decide like what the right mix was?

Peter Juhas, Chief Financial Officer

Sure. Yeah. So in the ILFC transaction, we obviously levered up substantially more. Here, we thought it was important to maintain the investment grade ratings. As we’ve said many times quarter after quarter, we say we’re committed to those and I think this deal is testament to that. The reason we were able to do this transaction targeting at 3 times leverage in a way that works for shareholders, works for bondholders, works for everybody is because we came into it with a position of strength. We came in at 2.6 times leverage with plenty of room. And really if you think of what we’ve always talked about in terms of entering, having a position of strength to be able to do things, I think this is illustrative of that, right.

If we were just -- if we didn’t have that, it would be anybody else doing this would be talking about levering up much more to buy that business. And so that was how we approached it. From GE’s perspective, they were very interested in taking AerCap stock because they looked at this as a way to divest of GECAS, but also take advantage of the recovery as it occurs, the recovery in air travel. And so they were very interested in taking that stake.

Aengus Kelly, Chief Executive Officer and Executive Director

And I’d say, you know, look from our perspective on the earnings as we go forward, the price we’re buying this business at is extremely attractive. The complementary nature of everything we’ve seen on the fleet side, the assets, the customer side, et cetera, and the capability of AerCap in the funding markets. We think that going forward the combination of those factors will drive the earnings of this business and there will be -- it was very important though to come out with a very strong equity base to start with and we’re well able to afford it. As Pete said, a, because of the low debt equity going in, and b, the discount that we’re buying the business at.

Mark DeVries, Analyst

Okay. That’s helpful. Thank you.

Operator

We will now move to our next question from Ross Harvey from Davy. Please go ahead. Your line is open.

Ross Harvey, Analyst

Thanks. Hi. Gus. Hi, Pete. Congrats on the deal. You’ve covered a lot in the Q&A. So my remaining question is just in terms of the aircraft portfolio. Can you provide a bit more color if possible on how you move from that 56% of the current fleet new technology to the 75%. I’m just getting to know what’s incorporated there in terms of upcoming deliveries of aircraft versus what is assumed in the model in terms of aircraft sales over that period of time?

Aengus Kelly, Chief Executive Officer and Executive Director

Sure. Obviously, we have the contracted aircraft purchases from the order book. That’s one driver. But, Ross, in saying that, that number that does not assume any significant level of sales. In fact, we’re only assuming approximately $1 billion of sales a year which in reality is a fairly de minimis amount for a balance sheet of this size. If we were to increase that level of sales, what you’ll see is a further acceleration towards that 75% number and further reduction possibly or probably we will in the debt-equity levels, and improvement in the ratings.

Ross Harvey, Analyst

Okay. Thanks for that detail. And maybe as a follow-up, can I ask in terms of -- you mentioned about similarities with the ILFC deal, and clearly, there was a period after that deal of maybe 2 years, 2.5 years, 3 years of restructuring both the businesses and that kind of played out to a degree on the P&L. What do you see in terms of perhaps timelines and costs associated with combining the businesses, its obviously helped by the fact that the geography this time is closer aligned but just maybe any thoughts there on how we should think about that or what we should expect?

Aengus Kelly, Chief Executive Officer and Executive Director

Sure, Ross. So, obviously, there will be some transaction costs that we absorb in connection with this -- with the bridge financing and the takeout financing, and some integration costs. But overall we think that this will be an easier integration than ILFC. As you mentioned, the ILFC integration was a larger one. We did that. We did that way ahead of schedule compared to where we initially -- what we initially planned, both in terms of actually integrating the businesses operationally, but also in terms of delevering. Here, we don’t have -- we don’t really have the delevering component because obviously that will happen, but we’re starting out at 3 times leverage. So we expect that that will --that we should be able to do those things more quickly. GECAS’ main office is in Shannon in Ireland as you know, and so that is going to be much simpler. Most of their aircraft are already domiciled in Ireland, so it’s really -- it’s much simpler on a number of fronts.

Ross Harvey, Analyst

Great. Thanks.

Aengus Kelly, Chief Executive Officer and Executive Director

Sure.

Operator

And we will now move to our next question from Ron Epstein from Bank of America. Please go ahead. Your line is open.

Ronald J. Epstein, Analyst

Yeah. Hey, good morning, guys. You mentioned about the relationship with GECAS. So, maybe if I kind of drill down on that, yeah, that you’re going to have a humongous portfolio of CFM engines or are you going to have any advantage in terms of servicing those engines? I mean, how is that relationship going to be with GE?

Aengus Kelly, Chief Executive Officer and Executive Director

Well, it’s not an MRO business that we have with GE. It’s an engine leasing business. Then the joint venture with Shannon Engine Support, which is the joint -- which is the CFM engine leasing business, which is what was originally the joint venture between Safran and GECAS, which obviously is -- will be us upon closing.

And so look what we would see there in the engine business is just enhancing our relationship with the airlines. And also very importantly significantly increasing the scope of the product offering that we have and differentiating ourselves further from the rest of the field.

Ronald J. Epstein, Analyst

So -- but you don’t get kind of favored nation status with GE regarding MRO work on engines.

Aengus Kelly, Chief Executive Officer and Executive Director

The business stands on its own two feet.

Ronald J. Epstein, Analyst

Got it, got it. And then are you getting any of the GE Capital NOLs with this?

Aengus Kelly, Chief Executive Officer and Executive Director

Well, GE -- GECAS has a deferred tax liability. So in connection with this transaction, Ron, GE will be making a 338, external collection which will eliminate the deferred tax liability for the U.S. portion of the business. We will absorb the DTL for the IRS portion of the business.

Ronald J. Epstein, Analyst

Got it, got it. And then are there any other liabilities we should be aware of that you’ll pick up because of the deal?

Aengus Kelly, Chief Executive Officer and Executive Director

No. No, nothing.

Peter Juhas, Chief Financial Officer

No, just -- I mean it’s just trade creditors, you know.

Aengus Kelly, Chief Executive Officer and Executive Director

Yeah, it’s just standard maintenance liabilities and things like that.

Ronald J. Epstein, Analyst

Okay, great. Thank you.

Operator

We will now move to our next question from Catherine O’Brien from Goldman Sachs. Please go ahead. Your line is open.

Catherine O’Brien, Analyst

Hi, everyone, congratulations. So maybe one on -- I know you’ve got your hands full with the transaction now and moving towards that comparatively new technology aircraft order book. But I think because we had discussed at the end of last year, there is just not a lot of clarity in the delivery schedule from OEMs and the backlog is still years long, both of which I believe you noted made an order not that attractive at least at that time. But given the proposed transaction, could that make your pricing power that much more attractive than order could make sense? Just any thoughts there?

Peter Juhas, Chief Financial Officer

Look, Catherine, at this point, you know, we have a very large fleet and a large and attractive order book and I think we will get through that before we think about anything else on the acquisition front.

Catherine O’Brien, Analyst

Got it. Makes sense. And then you already touched on this a bit that most of the aircraft are already domiciled in Ireland. I remember or I believe when you acquired ILFC, you moved all of the aircraft assets to Ireland. Do you expect to move those remaining assets to Ireland and should we just be thinking about a similar tax rate to standalone AerCap going forward? Thanks.

Peter Juhas, Chief Financial Officer

Yeah, it’s going to be predominantly Irish domiciled, Catherine. So it might be a little bit higher than the 12.5% say for AerCap. So we’re just all Ireland but it’s substantially Ireland, and then we’ll just have to see with those U.S. assets, would some of those will roll off over time. So we’ll have to take a look at exactly what we do with those. But I think for purposes of assumptions you could assume couple of percentage points higher than the 12.5%.

Aengus Kelly, Chief Executive Officer and Executive Director

And as Pete said, importantly GE will takeover through the election, the detail out of the U.S. as well on closing.

Catherine O’Brien, Analyst

Got it. Thank you very much for your time.

Aengus Kelly, Chief Executive Officer and Executive Director

You’re welcome.

Operator

We will now take our next question from Koosh Patel from Deutsche Bank. Please go ahead. Your line is open.

Koosh Patel, Analyst

Hey, good morning. I’m curious about whether you could talk to us a little bit more about what synergies you expect on the cost side from this transaction. When you did the ILFC transaction several years ago, I think you talked about some $600 million of annual cost synergies, and given this is a larger transaction, I was just curious whether we can expect something which is meaningfully larger than that or just any incremental color you could give us on that topic perhaps?

Aengus Kelly, Chief Executive Officer and Executive Director

Yeah, Koosh. So in the ILFC transaction, I don’t think it was $600 million of annual SG&A savings that we were talking about. I mean, we’ve already got the lowest SG&A in the industry. So we think we are quite efficient. And as I said, look that’s not really the big driver here. So I’m sure there will be some benefits there, but that’s not really the focus of this transaction.

Koosh Patel, Analyst

Got it. I understand. And just when we think about the growth potential of the combined entity, could you just lay out what the CapEx looks like for the combined entity moving forward?

Aengus Kelly, Chief Executive Officer and Executive Director

Sure. So it will be about, you know, as we look out we expect this to close as I said probably in the fourth quarter of this year. So if you look at ‘22, ‘23, ‘24, it’s around say between $4 billion and $5 billion a year combined.

Peter Juhas, Chief Financial Officer

And Koosh, sorry, just to go back to that ILFC comment, actually when we are talking about that, we were referring to is not SG&A savings. What we’re talking about is, obviously, if you buy something at a lower price, the depreciation cost going forward is less than it was previously. And when you buy it at a lower price, you have a lot less debt that you have to service as well. So what I would say to you here, yes, you can think of it, in this transaction in that the synergies where really matters. Those numbers you’re going to see significant numbers.

Aengus Kelly, Chief Executive Officer and Executive Director

Yeah, now that’s true.

Peter Juhas, Chief Financial Officer

Significant numbers, and that’s what drives this business.

Koosh Patel, Analyst

Right. Ok so not just the cost synergies. Understand. Okay. Thanks a lot, gentlemen.

Aengus Kelly, Chief Executive Officer and Executive Director

Sure.

Operator

And we will now move to our next question from Andrew Lobbenberg from HSBC. Please go ahead. Your line is open.

Andrew Lobbenberg, Analyst

Hi. Can I return to the nature of the relationship with GE going forward. With your previous question, I was sort of grouping around in the context of relations with engine leasing. But I mean, you know, GE is a major manufacturer, it’s an OEM, GECAS was less so, not purely captive, but it’s different. So when you think about this deal going forward, working with GE compared to working with AIG, that’s different, they are a producer. So what difference does it make? How will it shape your thinking, your relationship with them?

Aengus Kelly, Chief Executive Officer and Executive Director

Look, we’ve had a very long relationship with GE Aviation, and we know John Slattery extremely well. He is an excellent guy. And we will broaden that relationship, no doubt through the engine leasing side of the business. But I think it’s very important to note that we as AerCap also have a very strong and deep relationship with Rolls-Royce and with United Technologies and we will maintain those relationships absolutely, and we won’t be a captive shop to anyone. But as I said, we will broaden our relationship with Safran and with General Electric, and it’s very important to us and it always has been.

Andrew Lobbenberg, Analyst

Okay. And then just on the same thing, is there any detail -- probably somewhere in the detail already about the nature of the lock-ups for GE? And another one on the sort of nitty-gritty of executing it, what are you expecting about the regulatory issues to close the deal. Are you expecting meaningful competition policy scrutiny anywhere or you’re not expecting that to be an issue?

Aengus Kelly, Chief Executive Officer and Executive Director

Sure, Andrew. So on the lock-up first, it will be -- the GE shares will be subject to lock-up that expires in three stages. The first third will be nine months after closing, the second-third will be 12 months after closing, and the last third will be 15 months after closing. So assuming that closing is, as I said, towards the end of this year, that would really mean that you’re going to be -- you would be into 2023 before that lockup is all over.

And then in terms of the regulatory approvals, so we expect antitrust approval in about say 20 countries or so. We are confident that we should be able to get those approvals. We talked about that with our lawyers, and obviously, we wouldn’t be going ahead If we weren’t confident in that. And then the other approval that we are -- that we will need to get is CFIUS approval in the U.S. And we don’t see any reason why we shouldn’t be able to get that as well.

Andrew Lobbenberg, Analyst

Okay. Lovely. Thank you. Yeah, well done both.

Peter Juhas, Chief Financial Officer

Thank you, Andrew. Thank you very much.

Operator

We will now move to our next question from Vincent Caintic from Stephens. Please go ahead. Your line is open.

Vincent Caintic, Analyst

Hey, thank you, and congratulations on the deal again. Most of my questions have been asked and answered, but I was just wondering, Pete, if you can give us maybe some additional numbers as you see it. So, I’m getting a lot of investor questions on tangible book value, pro forma for the deal, if you could maybe give that? And then also help -- to help our modeling like when we think about the economics of GE -- GECAS versus AER, say for example, the existing lease rates and the expense ratio, is it about the same as AerCap, so is using AerCap’s ratio is about the right way to model it or is it sort of different way to think about it? Thank you.

Peter Juhas, Chief Financial Officer

Sure, Vincent. So on the first one -- the first one, maybe best to talk about book value per share. So based on our current price around $55, if you do the math there, you’d end up with a book value per share of around $62, $63. Obviously, the stock price will move around though ultimately be determined at closing. But that’s roughly where it would be if closing happen today.

And then in terms of the -- in terms of the fleet and the yields, so in general, we would look at the GECAS fleet and say it’s got similar yields to ours -- similar lease rate, similar yields to ours. The benefit that we have here is because we are buying it at a discount that will enhance the yields, and so we should -- we will have higher yields. We will have based on those book values, the new book values, we will have lower depreciation as Gus mentioned, lower interest expense. And so all those things together will be positive and will raise the ROE of the business.

Vincent Caintic, Analyst

Okay, great. And the expenses -- excluding any talk about synergies, the expense kind of like the SG&A ratio that’s about the same. Would that be appropriate to use about the same as AerCap’s...

Peter Juhas, Chief Financial Officer

Yeah. I think that’s reasonable to use somewhere around there. I mean, that will come down a little bit, sure. But I think that’s a reasonable one. I mean, as I said, we’ve got the most efficient expense ratio in the business today.

Vincent Caintic, Analyst

Okay, perfect. That’s all I had. Thanks very much, guys.

Peter Juhas, Chief Financial Officer

Sure.

Aengus Kelly, Chief Executive Officer and Executive Director

Thank you.

Operator

And we’ll now move to our next question from Doug Runte from Deutsche Bank. Please go ahead. Your line is open.

Doug Runte, Analyst

Yes, thank you very much, gentlemen. A question on the fleet. You show on your slides a move to basically two-thirds of narrow-body, one-third wide-body fleet. Is that where you want to be long-term? And I guess, do you believe that wide bodies are inherently riskier than narrow bodies and what would be a steady state for that market share going forward?

Aengus Kelly, Chief Executive Officer and Executive Director

Doug, you know, that’s where it’s going now that where we are. But we’re very comfortable with the wide bodies. In the widebody business, an awful lot depends on your capability. AerCap has leased 200 wide bodies in the last five years. When you think about, that’s almost, what’s that, not far off one every 10 days. And that’s a level of capability that we have that no one else in the world matches. And you can see that as well since the pandemic started, no one else has moved as many wide bodies as AerCap has.

You don’t have the competitors in that space, but by the same token, Doug, if you don’t have the infrastructure with the capability and the global presence, it will be more challenging for others. So you know where you have a competitive advantage and where you have knowledge, you want to go and use it. Two-thirds, one-third is certainly something we’re very comfortable with, but we were comfortable with where we were prior to that.

Peter Juhas, Chief Financial Officer

Yeah. And Doug, just to add, I mean, some of that mix is a product of the delays in deliveries of the narrow bodies, right. So, if they had hit their original schedules, you wouldn’t see such a significant change.

Aengus Kelly, Chief Executive Officer and Executive Director

And Doug, of course, as you’ve seen, the best protection too is a well-priced air fleet, and you know, to go back to how we think about capital allocation. And the overall timing of this transaction if you step back guys from the minutia...

Doug Runte, Analyst

And then looking at your...

Aengus Kelly, Chief Executive Officer and Executive Director

Sorry, sorry, Doug.

Doug Runte, Analyst

Apologies.

Aengus Kelly, Chief Executive Officer and Executive Director

No, no. If you step back from a lot of the detail, and just look at that where we are in the cycle and our historic behavior, you’ve seen that this business has been growing 4 times by relatively large scale M&A, at discounts to book, at difficult points in the cycle when it was looked like the cycle is starting to turn, and we certainly feel that that is the case here. And this transaction positions AerCap for the long-term, just like the ILFC did deal seven years ago.

Doug Runte, Analyst

And then, I guess, if I look at the combined company’s order book, it’s about two-thirds or so Airbus, one-third or so following by units that leased. Do you expect to shape that a little bit more differently or is that kind of a view on where the narrow body market is going in particular -- particularly for larger narrow bodies?

Aengus Kelly, Chief Executive Officer and Executive Director

No, I wouldn’t say so, Doug. I think, look, we are very excited about the return to service of the MAX, we’re very big believers in the airplane. And of course, look, there is no doubt Airbus have had the market to themselves for the best part of two years. But I wouldn’t bet against Boeing. They are both great products, both are excellent products, the Airbus and the Boeing product.

Doug Runte, Analyst

Great. Thanks very much and congratulations, and look forward to seeing you in person sometime soon.

Aengus Kelly, Chief Executive Officer and Executive Director

Well, you know, I hope sooner rather than later. And I think we’re getting closer to that date everyone. I’m really looking forward to seeing all of you.

Doug Runte, Analyst

Absolutely agreed. Thank you, Gus.

Operator

As there are no further questions, I’d like to hand the call back to Aengus Kelly for any closing remarks.

Aengus Kelly, Chief Executive Officer and Executive Director

Well, thank you all very much for dialing in at such short notice. I’m sure you’ll have many follow up questions which Joe McGinley our Head of IR will take. But if you’ll indulge me for a second, I do want to thank the incredible effort made by many of the team here at AerCap and at GECAS over the course of the last several months in order to bring for what is in our sector a historic transaction. And I would just like to thank them all for all their commitment. And I look forward to seeing you all soon.

Operator

Ladies and gentlemen, this concludes today’s call. Thank you for your participation. You may now disconnect.

This transcript may not be 100 percent accurate and may contain misspellings and other inaccuracies. This transcript is provided “as is”, without express or implied warranties of any kind. Bloomberg retains all rights to this transcript and provides it solely for your personal, non-commercial use. Bloomberg, its suppliers and third-party agents shall have no liability for errors in this transcript or for lost profits, losses, or direct, indirect, incidental, consequential, special or punitive damages in connection with the furnishing, performance or use of such transcript. Neither the information nor any opinion expressed in this transcript constitutes a solicitation of the purchase or sale of securities or commodities. Any opinion expressed in the transcript does not necessarily reflect the views of Bloomberg LP.

© COPYRIGHT 2021, BLOOMBERG LP. All rights reserved. Any reproduction, redistribution or retransmission is expressly prohibited.